Exhibit 99.1

Santiago, January 31, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

By means of a material fact dated September 26, 2019, LATAM Airlines informed that it would terminate its membership in the oneworld alliance. With this date, LATAM Airlines informs that it has reached an agreement with oneworld, in which the effective departure of LATAM Airlines from the oneworld alliance will be on May 1, 2020, keeping its passengers all the benefits of this alliance until April 30, 2020.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.